PIONEER FUND 12/31/00

Sub-Item 77C:

(a) The registrant held a special meeting of shareholders on Monday, September 11, 2000.

(b) Omitted pursuant to Instruction 2 of Sub-Item 77C.

(c) Proposal 1(a) from the registrant's definitive proxy statement filed electronically with the Commission on July 24, 2000 (Accession No. 0000069405-00-000008) is incorporated herein by reference in response to this sub-item. The results of shareholder voting on Proposal 1(a) under the caption "Results of Shareowner Meeting" from the registrant's December 31, 2000 annual report to shareholders filed electronically with the Commission on February 26, 2001 (Accession No. 0000078713-01-000001) are also incorporated herein by reference in response to this sub-item.

(d) None.